SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 20 July 2007

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Management Appointments dated 10 July 2007
99.2	China Presentation dated 10 July 2007
99.3	Disposal dated 12 July 2007

99.1

                          STOCK EXCHANGE ANNOUNCEMENT

  InterContinental Hotels Group (IHG) announces senior management appointments

10 July 2007 - InterContinental Hotels Group PLC (Lon: IHG; NYSE: IHG (ADRs))
today announces two internal executive appointments - Peter Gowers as Chief
Executive, Asia Pacific region and Kirk Kinsell as President, Europe Middle East
& Africa (EMEA).

Peter Gowers is currently Chief Marketing Officer (CMO) and will remain on the executive committee of IHG. His new appointment will take effect 1 November
2007. He succeeds Tony South, Acting Chief Executive for Asia Pacific, who will resume his responsibilities as Senior Vice President, Development & Asset
Management for the region at that time.

Kirk Kinsell is currently Senior Vice President, Chief Development Officer for
the Americas region, and will join the executive committee on his appointment.
His appointment is effective 1 September 2007 when he will succeed outgoing
President and Board member Richard Hartman who formally retires from IHG at the end of September.

Andrew Cosslett, CEO, InterContinental Hotels Group, said: "I am delighted to be able to make these two key appointments from within the company. This says a great deal about the strength and depth of management we have at IHG.

"Both Peter and Kirk have been hugely influential in the development of IHG, building our brands, developing stronger relationships with our owners and driving up our rate of growth.

"Peter has been responsible for raising the quality of our brand management, most clearly seen in the recent, highly successful evolution of the
InterContinental brand. He has overseen the development of Priority Club Rewards into the industry's largest loyalty scheme with over 33 million members, and built up the power of IHG's websites and reservation systems.

"Kirk has been at the heart of the resurgence of our Americas region in recent years. He has driven up our deal pace and taken the Americas hotel development pipeline to record levels. His extensive experience both inside and outside the hospitality industry, combined with his commercial acumen and drive for results, made him the right choice to take our EMEA business up to the next level."

In his 20-year hospitality career Kinsell has held a variety of senior positions in the hospitality industry including time with Holiday Inn Corporation and ITT
Sheraton. From 1998 he spent four years outside the industry in COO and CEO roles, before re-joining IHG in 2002 as Senior Vice President, development, the
Americas.

Aged 52, Kinsell holds a B.A in Economics from the University of California, San
Diego and a Master of Professional Studies from the School of Hotel
Administration at Cornell University. He is married with two children.

Gowers started his career as a management consultant with Arthur D. Little, which included an Asia-based assignment in Singapore. He joined IHG - then Bass
- in a strategic planning role in 1999 and was promoted to Executive Vice
President, Strategy for the hotels business in 2002.

In 2003 he became Executive Vice President of Global Brand Services for IHG and
was promoted to Chief Marketing Officer in 2005. Aged 34, Peter is a graduate of
Oxford University with a B.A in Jurisprudence (Law). He is married with two children.

Appointments to the vacated internal posts will be made in due course.

                                     -ends-

For further information, please contact:

Investor Relations
Paul Edgecliffe-Johnson                                     +44 (0) 1753 410 176
Heather Ward                                                +44 (0) 1753 410 176

Media Affairs
Leslie McGibbon                                             +44 (0) 1753 410 426
Claire Williams                                             +44 (0) 1753 410 275

Notes to Editors:
InterContinental Hotels Group PLC (IHG) of the United Kingdom (LON:IHG, NYSE:IHG
(ADRs)) is the world's largest hotel group by number of rooms.  IHG owns, manages, leases or franchises, through various subsidiaries, over 3,700 hotels and more than 558,000 guest rooms in nearly 100 countries and territories around the world. IHG owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels &
Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge
Suites®®, Candlewood Suites® and Hotel Indigo®, and also manages the world's largest hotel loyalty programme, Priority Club® Rewards with over 33 million members worldwide.

The company pioneered the travel industry's first collaborative response to environmental issues as founder of the International Hotels and Environment
Initiative (IHEI). The IHEI formed the foundations of the Tourism Partnership launched by the International Business Leaders Forum in 2004, of which IHG is still a member today. The environment and local communities remain at the heart of IHG's global corporate responsibility focus.

IHG offers information and online reservations for all its hotel brands at
www.ihg.com and information for the Priority Club Rewards programme at
www.priorityclub.com.

For the latest news from IHG, visit our online Press Office at www.ihg.com/media

99.2

10 July 2007

                         InterContinental Hotels Group
                       Analyst and Investor Presentation

InterContinental Hotels Group (IHG) will hold a presentation today for analysts and investors on its business in China.  The presentation will take place at
4.45pm at the Crowne Plaza, London, The City (19 New Bridge Street, London, EC4V
6DB).  A copy of the slides and a recording of the presentation will be available on IHG's website shortly after the event.

Andrew Cosslett, Chief Executive of IHG, said: "China is the world's fastest growing major hotels market, with international brands being well positioned to benefit.  IHG has a market leading position with 67 hotels open and 84 in the pipeline at the end of June 2007. We have invested significant amounts in infrastructure, technology, owner relationships and market research, to build a scaleable business.  China represents an attractive growth opportunity for IHG and we are well on track to meet our target of having 125 hotels open there by the end of 2008."

Investor Relations (Paul Edgecliffe-Johnson, Heather Ward): +44 (0) 1753 410 176

Media Enquiries (Leslie McGibbon):                          +44 (0) 1753 410 425
                                                            +44 (0) 7808 094 471

Notes to Editors:
InterContinental Hotels Group PLC (IHG) of the United Kingdom (LON:IHG, NYSE:IHG
(ADRs)) is the world's largest hotel group by number of rooms.  IHG owns, manages, leases or franchises, through various subsidiaries, over 3,700 hotels and more than 558,000 guest rooms in nearly 100 countries and territories around the world. IHG owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels &
Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge
Suites®, Candlewood Suites® and Hotel Indigo®, and also manages the world's largest hotel loyalty programme, Priority Club® Rewards with over 33 million members worldwide.

The company pioneered the travel industry's first collaborative response to environmental issues as founder of the International Hotels and Environment
Initiative (IHEI). The IHEI formed the foundations of the Tourism Partnership launched by the International Business Leaders Forum in 2004, of which IHG is still a member today. The environment and local communities remain at the heart of IHG's global corporate responsibility focus.

IHG offers information and online reservations for all its hotel brands at
www.ihg.com and information for the Priority Club Rewards programme at
www.priorityclub.com.

For the latest news from IHG, visit our online Press Office at www.ihg.com/media

99.3

12 July 2007

       IHG ANNOUNCES SALE OF INTERCONTINENTAL MONTREAL

InterContinental Hotels Group PLC ("IHG") announces the sale of the 357 room
InterContinental Montreal, Canada to Sweden-based Pandox AB ("Pandox") for
CAN$49 million (US$46 million) in cash.   IHG will continue to manage the hotel
under a 30 year management contract, including contract renewals.

Pandox is purchasing the hotel from IHG, which owns 74.11 percent, and Cadim, a division of the Caisse de depot et placement du Quebec. which owns 25.89 percent.  Pandox will invest a further CAN$11 million (US$10 million) to renovate the hotel. Pandox also owns the Crowne Plaza Brussels City Centre,
Crowne Plaza Antwerp and Holiday Inn Brussels Airport.

The hotel generated revenues of US$22.5m, EBITDA of US$3.6m and EBIT of US$2.8m in 2006, and had a net book value of US$30.2m at 31 March 2007.

The sale is a continuation of IHG's strategy of growing its management and franchise businesses and reducing asset ownership.  Since 2003, IHG has disposed of 178 hotels globally with a net asset value of over £2.9bn, with proceeds in excess of net book value.

"We had previously announced that the InterContinental Montreal was on the market as part of our ongoing strategy to reduce our asset intensity. Our objective is only to own real estate where it drives the growth of our brands,"
said Andy Cosslett, Chief Executive of IHG.

"The InterContinental Montreal is a great property with tremendous potential to be a top of mind, leading business and meetings hotel in the city centre, said
Anders Nissen, CEO, Pandox AB. "This is our fourth IHG branded hotel and we are excited about expanding our portfolio into North America."

Asset disposal programme detail

                               Number of hotels          Proceeds     Net book value
Disposed since April 2003                   178            £3.0bn             £2.9bn
Remaining hotels                             21                               £0.9bn

For a full list please visit www.ihg.com/Investors

Notes to Editors:

InterContinental Hotels Group

InterContinental Hotels Group PLC (IHG) of the United Kingdom (LON:IHG, NYSE:IHG
(ADRs)) is the world's largest hotel group by number of rooms.  IHG owns, manages, leases or franchises, through various subsidiaries, over 3,700 hotels and more than 558,000 guest rooms in nearly 100 countries and territories around the world. IHG owns a portfolio of well recognized and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels &
Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge
Suites®, Candlewood Suites® and Hotel Indigo®, and also manages the world's largest hotel loyalty program, Priority Club® Rewards with over 33 million members worldwide.

The company pioneered the travel industry's first collaborative response to environmental issues as founder of the International Hotels and Environment
Initiative (IHEI). The IHEI formed the foundations of the Tourism Partnership launched by the International Business Leaders Forum in 2004, of which IHG is still a member today. The environment and local communities remain at the heart of IHG's global corporate responsibility focus.

IHG offers information and online reservations for all its hotel brands at
www.ihg.com and information for the Priority Club Rewards program at
www.priorityclub.com.

For the latest news from IHG, visit our online Press Office at www.ihg.com/media

Pandox AB

Pandox is one of the leading players in the hotel property market in Europe.
Their portfolio consists of 44 hotels, with a total of approximately 10,000 rooms located in Sweden, Denmark, Germany, Belgium, Switzerland, the UK, the
Bahamas and Canada. Pandox hotels operate under well known international brands, or through independent distribution channels.

Cadim

Cadim, a division of the Caisse de depot et placement de Quebec and a member of the Caisse's Real Estate Group, is a global real estate investment manager.
Cadim invests in a diversified range of equity and financing products through a network of affiliates and prominent partners in the United States, Europe and
Asia. Cadim is an opportunistic investor whose success relies on its capacity to close large-scale transactions and to take advantage of key leverage opportunities. As at 31 December 2006, total assets under management totaled
$36.3 billion.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	20 July 2007